UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-51856

NEWPORT BANCORP, INC.
 (Exact name of registrant as specified in its charter)

100 Bellevue Avenue, Newport, Rhode Island 02840
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)                                                      [X]
Rule 12g-4(a)(2)                                                      [   ]
Rule 12h-3(b)(1)(i)                                                 [X]
Rule 12h-3(b)(1)(ii)                                                [   ]
Rule 15d-6                                                                [   ]

Approximate number of holders of record as of the certification or notice date: 0

Effective September 6, 2013, Newport Bancorp, Inc. merged with and into SI Financial Group, Inc., with SI Financial Group, Inc. surviving the merger as the surviving corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, SI Financial Group, Inc. (as successor to Newport Bancorp, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SI Financial Group, Inc. (as successor to Newport Bancorp, Inc.)

Date: September 6, 2013	By:	/s/ Rheo A. Brouillard
Rheo A. Brouillard
President and Chief Financial Officer